UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For:  SECOND QUARTER REPORT FOR THE SIX MONTHS ENDED JUNE 30, 2005

COMMISSION FILE NUMBER: 0-22216

CANADIAN ZINC CORPORATION

 (Exact name of Registrant as specified in its charter)

Suite 1710 – 650 West Georgia Street

Vancouver, British Columbia

Canada V6B 4N9

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F

[ X ]

Form 40-F

[     ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 13g3-2(b) under the Securities Exchange Act of 1934.

Yes

[     ]

No

[ X ]

If ‘Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

CANADIAN ZINC CORPORATION

Unaudited Financial Statements

June 30, 2005

These financial statements are unaudited and

have not been reviewed by an auditor

Index

Balance Sheets

Statements of Operations and Deficit

Statements of Cash Flows

Schedule of Deferred Exploration and Development Costs

Notes to Financial Statements

CANADIAN ZINC CORPORATION

Balance Sheets

June 30, 2005

(unaudited - prepared by management)

	June 30	December 31
	2005	2004
	(unaudited)	(audited)
ASSETS

Current assets
Cash and cash equivalents	$12,016,277	$12,907,997
Accounts receivable and prepaids	133,593	24,711

	12,149,870	12,932,708

Resource interests (Note 2)	17,423,500	16,897,724

Plant and equipment (Note 3)	124,364	133,547

	$29,697,734	$29,963,979

LIABILITIES

Current liabilities
Accounts payable and accrued liabilities	$173,665	$175,080

Property closure and abandonment
provision (Note 4)	1,205,104	1,197,996

	1,378,769	1,373,076

SHAREHOLDERS' EQUITY

Share capital (Note 5)	38,023,211	37,789,923

Contributed surplus (Note 5)	1,277,000	36,000

Deficit	(10,981,246)	(9,235,020)

	28,318,965	28,590,903

	$29,697,734	$29,963,979

Approved by the Directors:	“John F. Kearney”	“Robert Gayton”
	John F. Kearney	Robert J. Gayton

CANADIAN ZINC CORPORATION

June 30, 2005

Statements of Operations and Deficit

(Unaudited – prepared by management)

	Three months	Three months	Six months	Six months
	ended	ended	ended	ended
	June 30 2005	June 30 2004	June 30 2005	June 30 2004

Income
Interest income	$ (75,812)	$ (83,635)	$ (128,921)	$ (164,364)

Expenses
Amortization	812	189	1,524	2,560
Listing and regulatory	34,168	25,301	73,353	59,354
Management and Directors fees	50,800	30,200	205,200	150,894
Office & General	41,842	46,117	138,959	85,842
Professional fees	37,664	50,479	71,698	137,982
Project evaluation	36,991	-	72,921	-
Shareholder and Investor communications	33,431	66,649	70,492	112,567
Stock based compensation (Note 5)	-	-	1,241,000	-

Loss for the period	(159,896)	(135,300)	(1,746,226)	(384,835)

Deficit, beginning of period	(10,821,350)	(8,805,428)	(9,235,020)	(8,555,893)

Deficit, end of period	$(10,981,246)	$(8,940,728)	$(10,981,246)	$(8,940,728)

Loss per share - basic and diluted	$(0.00)	$(0.00)	$(0.03)	$(0.01)

Weighted average number of common shares outstanding
– basic and diluted	69,782,088	68,384,292	69,661,707	66,917,724

CANADIAN ZINC CORPORATION

June 30, 2005

Statements of Cash Flows

(Unaudited – prepared by management)

	Three months	Three months	Six months	Six months
	ended	ended	ended	Ended
	June 30 2005	June 30 2004	June 30 2005	June 30 2004

Cash flows from (used in) operating activities

Loss for the period	$(159,896)	$(135,300)	$(1,746,226)	$(384,835)
Adjustment for item not involving cash:
- Amortization	812	189	1,524	2,560
- Stock based compensation	-	-	1,241,000	-

	(159,084)	(135,111)	(503,702)	(382,275)
Change in non-cash working capital items:
- Accounts receivable	(110,964)	(103,003)	(108,882)	(164,301)
- Accounts payable and accrued liabilities	(6,932)	(93,195)	(1,415)	(43,628)

	(276,980)	(331,309)	(613,999)	(590,204)

Cash flows from financing activities
Shares issued for cash	3,000	235,735	233,288	1,916,362

Cash flows (used in) investing activities
Purchase of equipment	(11,182)	(10,723)	(11,182)	(28,404)
Payment of security deposit	-	-	(30,000)	-
Exploration and development costs excluding amortization	(292,307)	(471,506)	(469,827)	(542,769)

	(303,489)	(482,229)	(511,009)	(571,173)

Increase (decrease) in cash and cash equivalents	(577,469)	(577,803)	(891,720)	754,985

Cash and cash equivalents, beginning of period	12,593,746	14,672,230	12,907,997	13,339,442

Cash and cash equivalents, end of period	$12,016,277	$14,094,427	$12,016,277	$14,094,427

CANADIAN ZINC CORPORATION

June 30, 2005

Schedule of Deferred Exploration and Development Costs

(unaudited - prepared by management)

	Three months	Three months	Six months	Six months
	ended	ended	ended	Ended
	June 30 2005	June 30 2004	June 30 2005	June 30 2004

Exploration and development costs

Assaying and metallurgical	$38,681	$6,064	$86,821	$6,064
Camp operation	6,013	63,651	6,013	78,221
Insurance	30,250	31,150	30,250	31,150
Lease rental	-	31,251	7,343	74,321
Salaries and consulting - geology	195,369	254,456	308,402	264,533
Travel	21,994	84,934	30,998	88,480

	292,307	471,506	469,827	542,769

Amortization – asset retirement obligation	32,180	-	64,360	-
Amortization – mining plant and equipment	9,662	1,627	18,841	2,718
Amortization – asset retirement accretion	18,554	-	37,108	-

	60,396	-	120,309	-
Total exploration and development costs for the period	352,703	473,133	590,136	545,487

Deferred exploration and development costs, beginning of period	12,343,087	9,818,972	12,105,654	9,746,618

Deferred exploration and development costs, end of period	$12,695,790	$10,292,105	$12,695,790	$10,292,105

CANADIAN ZINC CORPORATION

Notes to Financial Statements

June 30, 2005

(Unaudited – prepared by management

1.

Continued Operations

These interim financial statements have been prepared using the same accounting policies and methods of their application as the most recent annual financial statements of the Company. These interim financial statements do not include all disclosures normally provided in the annual financial statements and should be read in conjunction with the Company's audited financial statements for the year ended December 31, 2004.  In management's opinion, all adjustments necessary for fair presentation have been included in these interim financial statements.  Interim results are not necessarily indicative of the results expected for the fiscal year.  Certain comparative figures have been reclassified to conform to the current period's presentation.

2.

Resource Interests

The Company’s resource interests comprise the Prairie Creek Mine Property:

	June 30 2005	December 31 2004

Acquisition costs:
- mining lands	$3,158,000	$3,158,000
- plant and mills	500,000	500,000
	3,658,000	3,658,000
Increase from asset retirement obligation	1,069,710	1,134,070
Exploration and development costs (see schedule)	12,695,790	12,105,654
	$17,423,500	$16,897,724

Prairie Creek Mine

The Company holds a 100% interest in the Prairie Creek Mine property, plant and equipment located in the Northwest Territories, Canada.

In 1994, the Company acquired a 100% interest, subject to a 2% net smelter royalty interest ("N.S.R."), in the property.  The acquisition included a 60% interest in the plant and equipment located on the property with an option to acquire the remaining 40% interest. One-half of the 40% interest was to be transferred to the Company when N.S.R. payments totalled $3,200,000 and the remaining one-half interest when additional N.S.R. payments totalled $5,000,000, whereupon the N.S.R. terminated.

In early 2004, the Company entered into an agreement with Titan Logix Corp. (Titan) to purchase Titan’s interest in the Prairie Creek Mine Property. Under The Agreement with Titan, the Company acquired the remaining 40% interest in the physical plant and equipment and repurchased the 2% NSR royalty.  The consideration for the acquisition was the issuance to Titan of 300,000 common shares and 250,000 purchase warrants exercisable at $1.25 per share until June 22, 2005 [warrants have expired see Note 5].

CANADIAN ZINC CORPORATION

Notes to Financial Statements

June 30, 2005

(Unaudited – prepared by management

2.

Resource Interests  (Continued)

During 2003 the Company renewed two surface leases granted by the Federal Government relating to the operation and care and maintenance of the Prairie Creek Mine Property for a period of ten years terminating March 31, 2012.  The Company paid $100,000 upon execution of the lease and is obligated to pay $30,000 per year for five years to a maximum of $250,000, (of which $190,000 was paid as at June 30, 2005) as a security deposit for the performance of abandonment and reclamation obligations under the leases.

On September 10, 2003 the Company was granted a Type A Land Use Permit and a Type B Water Licence for a period of five years commencing September 10, 2003 for underground development and exploration and for metallurgical testing, by the Mackenzie Valley Land and Water Board.  Under the terms of the Land Use Permit and Water Licence the Company is obliged to contribute the amounts of $30,000 and $70,000, respectively, as security deposits for reclamation obligations.

In 1996, the Company concluded a Co-operation Agreement with the Nahanni Butte Dene Band (“Band”), part of the Deh Cho First Nations.  In return for co-operation and assistance undertakings given by the Band towards the development of the Prairie Creek Project, the Company granted the following net profit interest and purchase option to the Band:

(i)

A 5% annual net profits, before taxation, interest in the Prairie Creek Project, payable following the generation of profits after taxation equivalent to the aggregate cost of bringing the Prairie Creek Project into production and establishing the access road;

(ii)

An option to purchase either a 10% or a 15% interest in the Prairie Creek Project at any time prior to the expiry of three months following permitting for the Project, for the cash payment of either $6 million or $9 million, subject to price adjustment for exploration expenditure and inflation, respectively.

On October 10, 2003 an appeal to the Federal Court was filed by the Nahanni Butte Dene Band, Pehdzeh Kl First Nation and the Deh Cho First Nations against the Mackenzie Valley Land and Water Board and the Company seeking judicial review of the decision of the Water Board to grant the Water Licence to the Company.  Filing of these proceedings by the Nahanni Butte Dene Band is in breach of the Co-operation Agreement.  The Nahanni Butte Dene Band has informed the Company that the Nahanni considers the Agreement terminated.  Such termination is not in accordance with the provisions of the Agreement.

On May 6, 2005 the Supreme Court of the Northwest Territories ruled in favour of the Company that its Winter Road permit application is “grandfathered” and is therefore exempt from the environmental assessment process under the Mackenzie Valley Resource Management Act (“MVRMA”). In a written decision the Supreme Court overturned the earlier decision of the Mackenzie Valley Land and Water Board that the development proposal to use the winter road must undergo preliminary screening and, if applicable, an environmental assessment and environmental impact review by the Mackenzie Valley Environmental Impact Review Board.  Canadian Zinc had appealed to the Supreme Court seeking judicial review of that decision of the Water Board.  In its decision the Supreme Court said that the permit sought by Canadian Zinc is related to the operation of the winter access road, a permit in respect of that same undertaking had been issued before 1984, and therefore the exemption provided in Section 157.1 of the MVRMA governs and a Part 5 assessment does not apply.

CANADIAN ZINC CORPORATION

Notes to Financial Statements

June 30, 2005

(Unaudited – prepared by management

3.

Plant and Equipment

	June 30, 2005			December 31 2004
	Cost	Accumulated Amortization	Net Book Value	Net Book Value
Mining equipment	$ 222,384	$ 176,005	$ 46,379	$ 46,681
Pilot plant	108,161	43,806	64,356	75,712
Furniture, fixtures & equipment	83,065	69,435	13,629	11,154
	$413,610	$ 289,246	$ 124,364	$ 133,547

4.

Asset Retirement Obligation

	June 30 2005	December 31 2004

Opening balance – beginning of the period	$1,197,996	$117,990
Obligations re-measured during the year	-	1,043,189
Payment of security deposit	(30,000)	(30,000)
Accretion expense	37,108	66,817
Ending balance – end of the period	$1,205,104	$1,197,996

The Company’s asset retirement obligation arises from its obligations to undertake site reclamation and remediation in connection with its operating activities. The security deposits which the Company has paid for these obligations have been recorded in Resource Interests (see note 2).

The total discounted amount of the estimated cash flows required to settle the asset retirement obligation is estimated to be $1,069,710 measured in 2005 dollars. While it is anticipated that some expenditures will be incurred during the life of the operation to which they relate, a significant component of this expenditure will only be incurred at the end of the mine life. In determining the carrying value of the asset retirement obligation, the Company has assumed a long term inflation rate of 2.5%, a credit-adjusted risk-free discount rate of 6.5% and a weighted average useful life of production facilities and equipment of ten years. Elements of uncertainty in estimating this amount include changes in the projected mine life, reclamation expenditures incurred during ongoing operations and reclamation and remediation alternatives.

CANADIAN ZINC CORPORATION

Notes to Financial Statements

June 30, 2005

(Unaudited – prepared by management

5.

Share Capital

Authorized:  Unlimited common shares with no par value.

Issued:

Number of Shares		Amount
Balance, March 31, 2005	69,778,755	$38,020,211
Warrants exercised at $0.60 per share	5,000	3,000
Balance, June 30, 2005		$38,023,211

Stock Options/Stock Based Compensation

In January 2005, pursuant to the Company’s 10% Rolling Stock Option Plan, the Company granted stock options to purchase an aggregate of 3,650,000 common shares at $0.60 per share to directors, officers, consultants and service providers of the Company.  These stock options vest immediately and expire in five years on January 14, 2010.  Each option entitles the holder to acquire one common share of the Company.

The weighted average fair value of the options granted in 2005 was estimated at $0.34 per share by using the Black-Scholes Option Pricing Model with the following weighted average assumptions: risk-free interest rate of 3.5%, dividend yield of 0%, volatility of 83% and expected life of 5 years.  An expense of $1,241,000, in respect of stock based compensation, was charged to operations.

The Black-Scholes model was developed for use in estimating the fair value of freely traded options which are fully transferable and have no vesting restrictions.  In addition, this model requires the input of highly subjective assumptions, including future stock price volatility and expected time until exercise.  The Company’s options have characteristics which are significantly different from those of traded options, and changes in any of the assumptions can materially affect fair value estimate.

	Shares	Weighted Average Exercise Price
Options outstanding and exercisable at June 30, 2005	4,100,000	$ 0.56

The Company did not grant any stock options in the quarter ended June 30, 2005.

CANADIAN ZINC CORPORATION

Notes to Financial Statements

June 30, 2005

(Unaudited – prepared by management

5.

Share Capital  (Continued)

Warrants

A summary of the Company’s warrants issued and outstanding as at June 30, 2005:

Number of Warrants
Balance, March 31, 2005	6,900,252

Warrants exercised at $0.60 per share	(5,000)
Warrants expired ($0.60-$1.25)	(6,895,252)
Balance, June 30, 2005	Nil

6.

Related Party Transactions

The Company incurred the following executive and director compensation, and expenses, paid directly or to corporations controlled by the executives/directors:

	Three months	Three months	Six months	Six months
	ended	ended	ended	ended
	June 30 2005	June 30 2004	June 30 2005	June 30 2004

Executive and Director compensation	$85,150	$55,708	$178,050	$176,402
Rent	3,000	0	6,000	0
	$88,150	$55,708	$184,050	$176,402

7.

Non-cash Transactions

In the period ended June 30, 2005, the Company had no non-cash transactions.

MANAGEMENT’S DISCUSSION AND ANALYSIS

INTRODUCTION

The Management’s discussion and analysis of financial condition and results of operations (“MD&A”) provides a detailed analysis of Canadian Zinc’s business and compares its financial results for the second quarter and first half of 2005 with those of the second quarter  and first half of 2004.  In order to better understand the MD&A, it should be read in conjunction with the unaudited Financial Statements and related notes for the quarter and six months ended June 30, 2005 and in conjunction with the audited Financial Statements and notes for the year ended December 31, 2004, and managements discussion and analysis for the year 2004.  The Company’s financial statements are prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) and filed with appropriate regulatory authorities in Canada.  This MD&A is made as of August 3, 2005.  The financial statements are unaudited and have not been reviewed by an auditor.

Management’s discussion and analysis contains certain forward-looking statements with respect to the Company’s activities and future financial results that are subject to risks and uncertainties that may cause the results or events predicted in this discussion to differ materially from actual results or events.

ADDITIONAL INFORMATION

Additional information relating to the Company including the Company Annual Information Form for the year 2004 dated March 30, 2005 is available under the Company’s profile on SEDAR at www.sedar.com and on the Company’s website at www.canadianzinc.com.

1.

OVERVIEW

Canadian Zinc Corporation is a public company listed on the Toronto Stock exchange under the symbol: CZN and is engaged in the business of exploration and development of natural resource properties. The Company's principal focus is the exploration and development of the Prairie Creek Property, a large high-grade zinc/lead/silver property located in the Northwest Territories of Canada.

The Prairie Creek deposit contains a significant mineral deposit, Zone 3 of which as currently known contains an estimated 11.8 million tonnes grading an average 12.5% zinc, 10.1% lead, 0.4% copper and 161 grammes of silver per tonne, with significant exploration potential.  The deposit is one of the highest-grade base metal properties in the world and a major Canadian resource.

During the first half of 2005 the Company was mainly engaged in mine planning studies, metallurgical studies and permitting activities.  The Prairie Creek Minesite was reopened in mid-May and various care and maintenance activities commenced.   Supplementary to this activity planning is also underway on site to construct a water treatment plant and polishing pond near the entrance to the lower underground level.  Further metallurgical studies are also being contemplated and additional engineering studies were completed on the site and associated with the access road.   Also during the period, the Company undertook review of new mineral property opportunities.

An important development during the quarter was the decision of the Supreme Court of the Northwest Territories handed down on May 4, 2005 that in accordance with the provisions of the Mackenzie Valley Resource Management Act, the Company’s application for a Land Use Permit for use of the existing winter road which connects the Prairie Creek mine with the Liard Highway is exempt from environmental assessment.

Canadian Zinc is in a strong financial condition. At June 30, 2005 the Company had cash and short term deposits of $12 million and is debt free.

2.

REVIEW OF FINANCIAL RESULTS

For the second quarter and first half of 2005, the Company reported net losses of $159,896  and $1,746,226 respectively compared to losses of $135,300 and $384,835 in the second quarter and first half of 2004.  Included in the loss for the first half of 2005 was an expense of $1,241,000 in respect of stock based compensation arising on the issue during the period of options under the Company’s Stock Option Plan.

Revenue and Interest Income

The Company is in the exploration and development stage and does not generate any cash flow. To date the Company has not earned any significant revenues other than interest income.  Interest income in the second quarter and first half of 2005 was $75,812 and $128,921 respectively compared to $83,635 and $164,364 in the second quarter and second half of 2004.

Administrative Expenses

Administrative expenses for the quarter were $234,896 and for the first half were $632,623 (excluding stock based compensation and amortization) compared to $218,746 and $546,639 in the second quarter and first half of 2004.  The increase was largely attributable to increased management expense.

Related Party Transactions

The Company had no related party transactions in the first half of 2005 or 2004 other than executive compensation in the second quarter and first half of 2005 of  $88,150 and $184,050 respectively compared to  $55,708 and $176,402 in the second quarter and first half of 2004 paid to executives, directors and corporations controlled by directors.

Exploration and Development Expense

The Company capitalizes all exploration and development costs relating to its resource interests.  During the first half of 2005 the Company expended $469,827 on exploration and development on the Prairie Creek Property, the principal components of which were geology and engineering costs.

During the first half of 2004, the Company expended $542,769 on the Prairie Creek Property.  Full particulars of the deferred exploration and development costs are shown on the Schedule attached to the Financial Statements.

3.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Canadian Zinc’s accounting policies are described in Note 2 to the audited financial statements for the year ended December 31, 2004. The critical accounting policies and estimates in understanding the judgments that are involved in preparing the Company’s financial statements and the uncertainties that could impact the results of operations, financial condition and future cash flows are described in Management Discussion and Analysis for the year ended December 31, 2004.

4.

SUMMARY OF QUARTERLY RESULTS

	Revenue $	Net Earnings (Loss) $	Net Earnings (Loss) per Common Share $
		(Unaudited)
2005
Second Quarter	75,812	(159,896)	(0.00)
First Quarter	53,108	(1,586,330)	(0.02)
2004
Fourth Quarter	82,579	(229,323)	(0.01)
Third Quarter	83,134	(63,878)	(0.00)
Second Quarter	83,635	(135,300)	(0.00)
First Quarter	80,728	(249,535)	(0.01)
2003
Fourth Quarter	27,505	(656,199)	(0.02)
Third Quarter	263	(62,685)	(0.01)
Second Quarter	217	(68,557)	(0.00)
First Quarter	395	(117,419)	(0.03)

5.

LIQUIDITY AND CAPITAL RESOURCES

Cash Flow

Canadian Zinc does not generate any cash flow and has no income other than interest income.  The Company relies on equity financings for its working capital requirements and to fund its planned exploration, development and permitting activities.  Interest income in the first half of 2005 was $128,921, compared to $164,364 in the first half of 2004.

Source of Cash - Financing Activities

During the first half of 2005 the Company generated  $233,288 from the issue of 388,813 common shares, through the conversion of share purchase warrants.  In the first half of 2004 cash flow from financing activities was $1,916,362, through the exercise of stock options and the conversion of share purchase warrants.

Use of Cash – Investing Activities

In the first half of 2005 cash used in operating activities was $613,999 which largely represents corporate and operating expenses, whilst cash used in investing activities was $511,009 in exploration and development made on the Prairie Creek Property.  A schedule of the Company’s deferred exploration and development costs is attached to the financial statements and shows the major components of expenditure.

In the first half of 2004 cash used in operating activities was $590,204, again largely representing corporate and operating expenses, whilst cash used in investing activities was, $571,173 in exploration and development made on the Prairie Creek Property

Liquidity, Financial Condition and Capital Resources

Canadian Zinc’s cash position, including term deposits, decreased from $12,907,997 at December 31, 2004 and $12,593,746 at March 31, 2005 to $12,016,277 at June 30, 2005.  The Company’s working capital decreased to $11,976,205 from $12,757,628 at December 31, 2004.  The decrease in each case was largely attributable to the funds expended on operations and exploration and development.  The Company is in a strong financial position to carry out its planned exploration, development and permitting activities.

Canadian Zinc is in a debt free position and has no off balance sheet financing structures in place.

At June 30, 2005 the Company had 69,783,755 common shares outstanding, with an authorized capital of unlimited common shares with no par value, compared to 69,394,942 common shares outstanding at December 31, 2004.

In the first quarter of 2005, options on a total of 3,650,000 shares exercisable at a price of $0.60 per share for five years from January 14, 2005 were granted under the Company’s Stock Option Plan to employees, directors and other service providers.

6.

RISKS AND UNCERTAINTIES

In conducting its business, Canadian Zinc faces a number of risks and uncertainties.  These are described in detail under the heading “Risk Factors” in the Company’s Annual Information Form for the year 2004, dated March 30, 2005, which is filed on SEDAR and which may be found at www.SEDAR.com and which is incorporated herein by reference.  The principal risks and uncertainties faced by the Company are summarized in Management’s Discussion and Analysis for the year ended December 31, 2004.

7.

OUTLOOK

Canadian Zinc is currently in an exploration and development phase. At June 30, 2005 the Company held cash and deposits of $12 million, placing the Company in a strong financial position to carry out its planned exploration, development and permitting activities.

Business conditions for Canadian Zinc are expected to be positive as demand for primary metals, allied to a continuing shortage in supply, will help to sustain metal prices, which in turn should encourage investor interest in mining and exploration companies.  However, since the beginning of the year, economic uncertainties particularly with regard to the United States economy and upward movement and interest rates, seemed to have a negative impact on stock prices and investor interest in mineral exploration companies in general.

Plans for  the remainder of 2005 include continuing the Company’s exploration programme on the Prairie Creek.  At the same time ongoing technical and metallurgical studies will be carried out to advance the project towards commercial production.  Expenditures on exploration and development are expected to increase for the remainder of 2005 following the reopening in May of the Prairie Creek minesite for the planned summer programmes.

The Company will also continue with its permitting activities and expects later in the year to file an application for the Land Use Permits and Water License for commercial operation of the Prairie Creek mine.

The Company has also undertaken the review of a number of other new mining investment opportunities and this activity will continue throughout 2005.

CAUTIONARY NOTE:

Some of the statements contained in this document are forward-looking statements, such as estimates and statements that describe the Company’s future plans, objectives or goals, including words to the effect that the Company or management expects a stated condition or result to occur.  Forward-looking statements may be identified by such terms as “believes”, “anticipates”, “expects”, “estimates”, “may”, “could”, “would”, “will”, or “plan”.  Such forward-looking statements are made pursuant to the safe harbour provisions of the United States Private Securities Litigation Reform Act of 1995.  Since forward-looking statements are based on assumptions and address future events and conditions, by their very nature they involve inherent risks and uncertainties.  Actual results relating to, among other things, mineral reserves, mineral resources, results of exploration, reclamation and other post-closure costs, capital costs, mine production costs and the Company’s financial condition and prospects, could differ materially from those currently anticipated in such statements by reason of factors such as changes in general economic conditions and conditions in the financial markets, changes in demand and prices for the minerals the Company experts to produce, litigation, legislative, environmental and other judicial, regulatory, political and competitive developments in areas in which the Company operates, technological and operational difficulties encountered in connection with the Company’s activities, labour relations matters, costs and changing foreign exchange rates and other matters discussed under “Management’s Discussion and Analysis of Financial Condition and Results of Operations”.  This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements.  These and other factors should be considered carefully and readers should not place undue reliance on the Company’s forward-looking statements.  Further information regarding these and other factors which may cause results to differ materially from those projected in forward-looking statements are included in the filings by the Company with securities regulatory authorities.  The Company does not undertake to update any forward-looking statement that may be made from time to time by the Company or on its behalf, except in accordance with applicable securities laws.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANADIAN ZINC CORPORATION

(Signed) John Kearney___________________

President and Chairman

Date:  August 19, 2005